Contact

www.linkedin.com/in/nathan-bryner-a154b0224 (LinkedIn)

Nathan Bryner

Entrepreneur
Canonsburg

Experience

Self-employed
Entrepreneur

Horror Hub, LLC
Chief Executive Officer
August 2020 - Present (1 year 9 months)
Canonsburg, Pennsylvania, United States

Owner/Founder/CEO of HorrorHub, LLC. HorrorHub is an online marketplace connecting buyers and sellers of all horror merchandise.

Wicked Dreams Studios
Special FX artist
May 2018 - Present (4 years)
Canonsburg, Pennsylvania, United States

Special FX artists specializing in mask, props, haunt attraction set design and fabrication.

Self-employed
Real Estate Investor
June 2016 - Present (5 years 11 months)
Canonsburg, Pennsylvania, United States

Real estate investor specializing in long term investment properties and short term flips.